2200 Ross Avenue Suite 2800 Dallas, TX 75201 Telephone: 214-740-8000 Facsimile: 214-740-8800 www.lockelord.com Jack E. Jacobsen Direct Telephone: 214-740-8553 jjacobsen@lockelord.com

March 12, 2019

BY EDGAR

Securities and Exchange Commission
100 F Street, NEWashington, D.C. 20549

Re:	Comstock Resources, Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Comstock Resources, Inc. (the “Company”) and its co-registrants, each of which is a corporation, limited liability company or partnership wholly owned, directly or indirectly by the Company (the “Guarantors”), we deliver to you for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-4 (the “Registration Statement”).

Further, in connection with the Registration Statement, the Company and the Guarantors have authorized us to make the following representations to the Commission on their behalf:

1.The Company is registering under the Securities Act the Company’s issuance of 9.75% Senior Notes due 2026 (the “New Notes”) to be offered in exchange (the “Exchange Offer”) for its outstanding 9.75% Senior Notes due 2026 that were issued in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation S under the Securities Act on August 3, 2018 (the “Old Notes”), in reliance on the staff’s positions in Shearman & Sterling (available July 2, 1993), Morgan Stanley Co. Incorporated (available June 5, 1991), Mary Kay Cosmetics, Inc. (available June 5, 1991) and Exxon Capital Holding Corporation (available April 13, 1989) (together, the “No-Action Letters”);

2.Neither the Company nor the Guarantors have entered into any arrangement or understanding with any person who will receive New Notes in the Exchange Offer to distribute those securities following completion of the Exchange  Offer. Neither the Company nor the Guarantors are aware of any person that will participate in the Exchange Offer with a view to distribute the New Notes.

Securities and Exchange Commission
March 12, 2019

3.The Company and the Guarantors will disclose to each person participating in the Exchange Offer that if such participant acquires the New Notes for the purpose of distributing them, such person:

a)Cannot rely on the staff’s interpretive position expressed in the No-Action Letters, and

b)Must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell New Notes, and be identified as an underwriter in the prospectus.

4.The Company and the Guarantors will include in the transmittal letter (a) an acknowledgment to be executed by each person participating in the Exchange Offer that such participant does not have an arrangement or understanding with any person or entity to participate in the distribution (within the meaning of the Securities Act) of the New Notes in violation of the Securities Act and (b) an acknowledgement to be executed by each person that is a broker-dealer receiving New Notes in exchange for Old Notes that it acquired those Old Notes for its own account as a result of market-making activities or other trading activities and that such participant will satisfy any prospectus delivery requirements in connection with any resale of New Notes received pursuant to the Exchange Offer; however, by so acknowledging that it will deliver, and by delivering any prospectus, such participating broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

If any additional supplemental information is required by the Staff, please contact the undersigned at 214-740-8553.

Very truly yours,

/s/ Jack Jacobsen

Jack Jacobsen